As filed with the Securities and Exchange Commission on January 15, 1997.
                           Registration No. 333-14783
--------------------------------------------------------------------------------

                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                  ---------------


                          POST-EFFECTIVE AMENDMENT NO. 2

                                        To

                                     FORM S-3
              REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                  ---------------

                                DI INDUSTRIES, INC.
              (Exact name of registrant as specified in its charter)

                   TEXAS                                  74-2144774
     (State or other jurisdiction of                   (I.R.S. Employer
      incorporation or organization)                  Identification No.)

                             450 GEARS ROAD, SUITE 625
                               HOUSTON, TEXAS  77067
                                  (713) 874-0202

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

        T. Scott O'Keefe, Senior Vice President and Chief Financial Officer
                             450 Gears Road, Suite 625
                               Houston, Texas  77067
                                  (713) 874-0202
           (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                    COPIES TO:

                                 Nick D. Nicholas
                              Porter & Hedges, L.L.P.
                             700 Louisiana, 35th Floor
                               Houston, Texas 77002
                                  (713) 226-0600


      APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: From time to time after the effective date of this Registration Statement.

       If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

       If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]_____________

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

      PURSUANT TO THE PROVISIONS OF RULE 429 OF THE SECURITIES ACT OF 1933, AS AMENDED, THE PROSPECTUS CONTAINED IN THIS REGISTRATION STATEMENT ALSO RELATES TO 71,299,038 SHARES OF COMMON STOCK COVERED BY THE REGISTRANT'S REGISTRATION STATEMENT ON FORM S-3 (REG. NO. 333-6077). THIS PREVIOUSLY FILED FORM S-3 AMENDED A REGISTRATION STATEMENT ON FORM S-4 AND REGISTERED 82,337,956 SHARES OF COMMON STOCK, 9,038,918 OF WHICH HAVE BEEN SOLD AND 2,000,000 OF WHICH RELATED TO SHARES UNDERLYING WARRANTS THAT HAVE TERMINATED. THE REGISTRATION FEES WITH RESPECT THERETO WERE PREVIOUSLY PAID.
--------------------------------------------------------------------------------

                  SUBJECT TO COMPLETION DATED JANUARY 15, 1997


PROSPECTUS                       78,799,038  SHARES

                                DI INDUSTRIES, INC.

                                   COMMON STOCK

                             ------------------------


      The 78,799,038 shares (the "Shares") of common stock, par value $0.10 per share (the "Common Stock"), of DI Industries, Inc., a Texas corporation (the "Company"), offered hereby are held by, or subject to certain warrants or options held by, certain shareholders of the Company (the "Selling Shareholders"). The Company will not receive any part of the proceeds of the sale of the Shares offered hereby.

      Sales of the Shares by the Selling Shareholders may be made from time to time in one or more transactions, including block transactions, on the American Stock Exchange ("AMEX"), or any other exchange or quotation system on which the Common Stock may be listed or quoted (collectively, the "Exchanges"), pursuant to and in accordance with the applicable rules of the Exchanges, in negotiated transactions or in a combination of any such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Shares may be offered directly, to or through agents designated from time to time, or to or through brokers or dealers, or through any combination of such methods of sale. Such agents, brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). A member firm of an Exchange may be engaged to act as an agent in the sale of Shares by the Selling Shareholders. See "Plan of Distribution."

      The Selling Shareholders and any brokers, dealers, agents or others that participate with the Selling Shareholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions or fees received by such persons and any profit on the resale of the Shares purchased by such persons may be deemed to be underwriting commissions or discounts under the Securities Act. The Company has agreed to indemnify certain of the Selling Shareholders against certain liabilities, including liabilities under the Securities Act. See "Plan of Distribution."

      The total costs, fees and expenses incurred in connection with the registration of the Shares are estimated to be approximately $38,120.

      The Common Stock is traded on the AMEX under the symbol "DRL." On January 14, 1997, the closing sales price of the Common Stock as reported on the AMEX was $3.375 per share.

                            ------------------------


      INVESTORS SHOULD CONSIDER CAREFULLY THE MATTERS SET FORTH UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 3.

                            ------------------------


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ------------------------


                The date of this Prospectus is January , 1997.

      THIS PROSPECTUS CONTAINS OR INCORPORATES BY REFERENCE, "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACTS SO INCLUDED IN THIS PROSPECTUS INCLUDING, WITHOUT LIMITATION, STATEMENTS REGARDING THE COMPANY'S BUSINESS STRATEGY, PLANS, OBJECTIVES AND BELIEFS OF MANAGEMENT FOR FUTURE OPERATIONS, THE ANTICIPATED CLOSING AND METHODS OF FINANCING THE PROPOSED ACQUISITION OF ASSETS FROM FLOURNOY DRILLING COMPANY ARE FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY BELIEVES THE EXPECTATIONS AND BELIEFS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, IT CAN GIVE NO ASSURANCE THAT SUCH EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE COMPANY'S EXPECTATIONS ("CAUTIONARY STATEMENTS") ARE DISCUSSED HEREIN UNDER THE CAPTIONS "RISK FACTORS" AND "RECENT DEVELOPMENTS" AND IN THE COMPANY'S ANNUAL REPORT ON FORM 10-K/A AND QUARTERLY REPORTS ON FORM 10-Q, INCORPORATED HEREIN BY REFERENCE UNDER THE CAPTION "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

                              AVAILABLE INFORMATION

      The Company is subject to the information requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The Registration Statement (defined below), as well as such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its Regional Offices at Seven World Trade Center, New York, New York 10048 and at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W. Washington, D.C. 20549. The Common Stock is listed and traded on the AMEX and certain of the Company's reports, proxy statements and other information can be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006. The Commission maintains a site on the World Wide Web that contains certain documents filed with the Commission electronically. The address of such site is http://www.sec.gov and the Registration Statement may be inspected at such site.

      The Company has filed with the Commission a Registration Statement on Form S-3 (together with any amendments or supplements thereto, the "Registration Statement") under the Securities Act with respect to the Shares. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this Prospectus (or in any document incorporated into this Prospectus by reference) as to the contents of any contract or other document referred to herein (or therein) are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents, which have been filed with the Commission pursuant to the Exchange Act (File No. 1-8826), are incorporated herein by reference and made a part of this Prospectus:

      1. The Company's Annual Report on Form 10-K/A for the fiscal year ended December 31, 1995.

      2. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996.

      4. The Company's Definitive Proxy Statement for the 1996 Annual Meeting of Shareholders to be held August 27, 1996, including the description of the Common Stock contained therein under the caption "Description of Capital Stock of the Company."

      5. The Company's Current Reports on Form 8-K dated June 24, 1996, October 2, 1996, November 4, 1996 and December 30, 1996.

      All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock covered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document or information incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is, or is deemed to be, incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, expect as so modified or superseded, to constitute a part of this Prospectus.

      The Company undertakes to provide, without charge, to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents or information referred to above that has been or may be incorporated by reference in this prospectus (excluding exhibits to such documents unless such exhibits are specifically incorporated by reference). Requests should be directed to the corporate secretary, DI Industries, Inc., 450 Gears Road, Suite 625, Houston, Texas 77067, telephone (713) 874-0202.

                                   THE COMPANY

       DI Industries, Inc., a Texas corporation formed in 1980, is engaged primarily in the business of providing onshore contract drilling services to the oil and gas industry. The Company conducts domestic operations in Texas, Louisiana, Arkansas, Oklahoma, Ohio, Pennsylvania, New York, Michigan and other states; and currently has international operations in Argentina and Venezuela. The principal office of the Company is located at 450 Gears Road, Suite 625, Houston, Texas 77067, and its telephone number is (713) 874-0202.

                                  RISK FACTORS

      IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, THE FOLLOWING SHOULD BE CAREFULLY CONSIDERED IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING THE COMMON STOCK OFFERED HEREBY.


CHANGE IN BUSINESS STRATEGY AND MANAGEMENT

      In early 1996, the Company began implementing a new business strategy which involves new management, focusing its resources toward higher margin markets and recapitalizing the Company to provide for growth capacity. Implementing the new strategy will involve redeploying its rigs to more profitable markets, refurbishing and upgrading certain of its rigs, and acquiring businesses and assets complementing the Company's land drilling operations. Inherent in such strategy are certain risks, such as increasing demand for liquidity and capital resources, increasing debt service requirements, combining disparate company cultures and facilities, and conducting operations in geographically and competitively diverse markets.

      Material changes in the Company's management and business strategy have only recently occurred. The Company is therefore unable to predict the effect of these material changes on the Company's financial condition and results of operations. This is particularly so in light of the rapid consolidation and competitive changes in the Company's most profitable markets. The success of the Company's new business strategy and its ability to repay increased debt service will depend in part on the Company's ability (i) to redeploy its rigs to higher margin markets, (ii) to finance and timely complete the refurbishment and upgrade of its rig inventory on a cost effective basis and, (iii) to continue to contract for, finance and integrate into its business future acquisitions. There can be no assurance these material changes will result in the desired effect of improving the Company's competitive position and its financial condition. See "Recent Developments."

LEVERAGE AND LIQUIDITY

      The Company currently has approximately $27.2 million of debt obligations. Accordingly, the Company will require substantial cash flow to meet its debt service requirements. Payment of principal and interest on these obligations will depend on the Company's future performance, which is subject to general economic and business factors beyond the Company's control. The Company's programs of rig refurbishment and upgrades will require increasing amounts of capital and to the extent, if any, it is unable to continue such programs, the Company will have fewer rigs available for service. Further debt may be needed to finance any future acquisitions. It is likely therefore, that the Company's exposure to the risks associated with leverage will increase as its new business strategy is implemented.

      The Company's current credit facility (the "Facility") restricts, among other things, the Company's ability to incur additional indebtedness in excess of certain amounts, encumber certain of its properties and make certain asset dispositions. Furthermore, the Facility prohibits the payment of dividends by the Company and requires the Company to maintain a minimum working capital balance of $5.0 million and minimum net worth of $60.0 million. In addition, the Facility requires the Company to maintain certain financial ratios. These restrictions could limit the Company's flexibility in responding to changing market conditions and impair its ability to achieve its new business strategy. See "Recent Developments."

DEPENDENCE ON KEY PERSONNEL

      Since April 1996, the Company has hired a majority of its current senior management team. In addition, in August 1996, the shareholders of the Company elected a Board of Directors comprised of five members, all but one of which were elected to the Board for the first time. The Company believes that its operations are dependent upon this small group of relatively new management personnel, the loss of any of whom could have a material adverse effect on the Company. See "Recent Developments."

INTENSE COMPETITION; INDUSTRY CONDITIONS

      The Company experiences intense competition in its onshore drilling markets. The contract drilling industry is cyclical and is characterized by high capital and maintenance costs. Due to an oversupply of rigs, the onshore drilling market is highly competitive and no one competitor is dominant. While price is a primary factor in the selection of drilling contractors, a contractor's safety record, crew quality, service record and equipment capability are also important factors. Certain of the Company's competitors have greater financial and other resources than the Company and may commit more resources than the Company to these important factors.

      The Company's operations are materially dependent upon the levels of activity in the exploration, development and production of oil and natural gas in the United States and worldwide. Such activity levels are affected both by short-term and long-term trends in the prices of oil and natural gas. In recent years, oil and natural gas prices, and therefore the level of drilling and exploration activity, have been volatile. Worldwide military, political and economic events have contributed to, and are likely to continue to contribute to, such price volatility. Any prolonged reduction in oil and natural gas prices would depress the level of exploration and development activity and would result in a corresponding decline in the demand for the Company's services and therefore have a material adverse effect on the Company's financial condition and results of operations.

LOSSES FROM OPERATIONS

      The historical financial data for the Company reflect net losses of $13.4 million and $3.5 million (unaudited) for the calendar years ended December 31, 1995 and 1994, which included a non-cash impairment provision of $5.3 million during the fourth quarter of 1995 for certain drilling rigs and equipment. This provision was the result of market indications that the carrying amount was not fully recoverable based on appraisals, comparable sales data and management estimates. The Company continues to experience losses, realizing a net loss to Common Stock of $559,000 (unaudited) for the nine months ended September 30, 1996. There can be no assurance that any capital needed for the future will be available on acceptable terms.

INTERNATIONAL OPERATIONS

      A major portion of the Company's revenues has been attributable to international operations. Revenues from international sources accounted for approximately 41.2 percent and 52.7 percent of the Company's operating revenues for the nine-month period ended September 30, 1996 and the year ended December 31, 1995, respectively. In addition to the risks inherent in the drilling business, the Company's international operations are subject to certain political, economic and other uncertainties, including, among others, risks of war and civil disturbances, expropriation, nationalization, renegotiation or modification of existing contracts, taxation policies, foreign exchange restrictions, international monetary fluctuations and other hazards arising out of foreign operations. See "Recent Developments."

SHARES ELIGIBLE FOR FUTURE SHARE

      There are 78.8 million shares of Common Stock which are available for sale under this Prospectus, including 3.49 million shares issuable upon exercise of warrants or options. On a fully diluted basis, such shares represent approximately 61% of the Company's outstanding Common Stock. The Company has also granted shelf registration rights in connection with a private placement in December 1996 of 1.75 million shares of Common Stock and presently expects to grant shelf registration rights with respect to approximately 12.43 million shares issuable upon closing of a pending acquisition. Upon effectiveness of these additional registrations, a total of approximately 93 million shares of Common Stock (approximately 66% on a fully diluted basis) of the Company's then outstanding Common Stock will be available for resale under shelf registration statements, less any prior sales. The contractual registration periods for such shares terminate at various times during the period ending on the later of August 29, 1999, and three years after exercise of any Shadow Warrants (defined under "Recent Developments - Acquisitions"). The Company also may be required to issue additional shares of Common Stock under certain repricing provisions of the private placement and pending acquisition. Any additional shares issued under these obligations would also be subject to similar shelf registration rights. There can be no assurances that additional shares will not be issued under these provisions or that the Company may not agree to similar provisions in connection with future acquisitions. Future sale of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices. See "Recent Developments - Acquisitions."

ABSENCE OF DIVIDENDS ON THE COMMON STOCK

      The Company has never paid any cash dividends on the Common Stock and does not anticipate paying dividends on the Common Stock at any time in the foreseeable future. Additionally, certain of its debt covenants prohibit the Company from paying dividends without the consent of the lender .

LIMITATIONS ON THE AVAILABILITY OF THE COMPANY'S NET OPERATING LOSS
CARRYFORWARDS

      As a result of the Mergers (as hereinafter defined), the Company has undergone an "ownership change" within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended. Therefore, the right of the Company to use its existing net operating loss carryforwards ("NOLs") and certain other tax attributes for both regular tax and alternative minimum tax purposes during each future year is limited to a percentage (currently approximately six percent) of the fair market value of the Company's Common Stock immediately before the ownership change (the "Section 382 Limitation"). To the extent that taxable income exceeds the Section 382 Limitation in any year subsequent to the ownership change, such excess income may not be offset by NOLs from years prior to the ownership change. To the extent the amount of taxable income in any subsequent year is less than the Section 382 Limitation for such year, the
Section 382 Limitation for future years is correspondingly increased. There is generally no restriction on the use of NOLs arising after the ownership change, although Section 382 applies anew each time there is an ownership change. The actual effect, if any, of such utilization of NOLs will depend on the Company's profitability in future years. As of December 31, 1995, the Company had approximately $64.0 million of NOLs, a significant portion of which are already subject to a Section 382 Limitation resulting from ownership changes in years prior to 1996.

OPERATIONAL RISKS

      The Company's operations are subject to the many hazards inherent in the drilling business, including blowouts, cratering, fires and collisions. These hazards could cause personal injury and loss of life, suspend drilling operations or seriously damage or destroy the property and equipment involved and, in addition to environmental damage, could cause damage to producing formations and surrounding areas. Although the Company maintains insurance against many of these hazards, the Company does not have casualty or other insurance with respect to the rigs themselves, and such other insurance is subject to substantial deductibles and provides for premium adjustments based on claims. Certain other matters are also excluded from coverage, such as loss of earnings on certain rigs.

GOVERNMENTAL AND ENVIRONMENTAL MATTERS

      Many aspects of the Company's operations are affected by domestic and foreign political developments and are subject to numerous domestic and foreign governmental regulations that may relate directly or indirectly to the contract drilling industry. The regulations applicable to the Company's operations include certain regulations that control the discharge of materials into the environment or require remediation of contaminations, under certain circumstances. Usually these environmental laws and regulations impose "strict liability," rendering a person liable without regard to negligence or fault on the part of such person. Such environmental laws and regulations may expose the Company to liability for the conduct of, or conditions caused by, others, or for acts of the Company that were in compliance with all applicable laws at the time such acts were performed.

CONTROL CONSIDERATIONS

      On May 7, 1996, certain shareholders of the Company entered into a Shareholders' Agreement (the "Shareholders' Agreement"), which shareholders and their affiliates beneficially own approximately 64% of the issued and outstanding shares of Common Stock as of the date of this Prospectus. The Shareholders' Agreement provides that all of the parties thereto, and certain of their successors will be required to vote their shares of Common Stock so as to maintain the size of the Board of Directors at five, and to vote their shares at any annual or special meeting of the shareholders for three directors designated by such parties and two independent directors. By reason of their shareholdings and the Shareholders' Agreement, the parties to the Shareholders' Agreement, and certain of their successors will each exercise considerable influence over the Company and will be able to collectively control all of its business and affairs for so long as they own these shares. Several of the Selling Shareholders are party to the Shareholders' Agreement.

                                RECENT DEVELOPMENTS

OVERVIEW

      In 1996, the Company's elected a substantially new board of directors, installed new senior management and completed several transactions that significantly improved its liquidity and added drilling rigs to its existing fleet. The combined effect of these changes has materially changed the Company's principal shareholders, management, capital structure, and business strategy.

CHANGE IN MANAGEMENT

      The Company began its management restructuring in April 1996, with the termination of its former President and Chief Executive Officer, Max M. Dillard on April 9, 1996. Since that date, the Company has hired a majority of its current senior management team, including Thomas P. Richards, President and Chief Executive Officer, Forrest M. Conley, Jr., Senior Vice President - International, Donald
J. Guedry, Treasurer, Ronnie E. McBride, Senior Vice President - Operations, T. Scott O'Keefe, Senior Vice President and Chief Financial Officer, and David W. Wehlmann, Vice President and Controller. Mr. Wehlmann was hired in July 1996 while Messrs. Conley, McBride, O'Keefe and Richards began employment in September 1996. Mr. Guedry joined the Company in October 1996. In addition, on August 27, 1996, the shareholders of the Company elected a Board of Directors comprised of five members, all but one of which were elected to the Board for the first time. Returning to the Board as Chairman was Ivar Siem. Directors Roy
T. Oliver, Steven A. Webster, William R. Ziegler and Peter M. Holt were newly elected to the Board of Directors of the Company.

CHANGE IN BUSINESS STRATEGY

      The Company also began implementing in 1996 a new business strategy intended to return the Company to profitability and to enable it to keep pace with rapidly changing competitive conditions in the land drilling business which, management believes, is undergoing a period of rapid consolidation. This strategy involves:

      o redeploying its drilling rigs and related assets where feasible to geographic markets with greater potential for increased gross operating margin;

      o restoring certain of its stacked rigs to marketable condition through a program of capital expenditures; and

      o acquiring businesses and assets complementing its land drilling operations.

To meet the increased capital resources and liquidity requirements of its new business strategy, the Company will incur additional bank debt and may be required to pursue other financing methods.

REDEPLOYMENT OF OPERATING ASSETS

      Due to continuing operating losses, the Company has recently withdrawn all four of its rigs from Mexico. These rigs have been returned to Texas for subsequent service in the higher margin markets of Texas, Oklahoma, Arkansas and Louisiana. The Company is considering withdrawing from Argentina and certain other low margin domestic markets.

REFURBISHMENT OF STACKED RIGS

      The majority of the Company's existing drilling rigs were built during 1979 to 1981, the industry's most recent rig building cycle. As of the date of this Prospectus, approximately one third of its rig fleet is stacked. Over the years, the Company has deferred some maintenance on its stacked rigs. Management believes that the market for land drilling rigs in the southern United States ("U.S."), particularly in Arkansas, Louisiana, Oklahoma and Texas, has improved sufficiently to justify a program to restore certain of its stacked rigs to marketable condition. Accordingly, as market conditions warrant and the Company's finances permit, the Company plans to undertake capital expenditures to refurbish and upgrade certain of its rig inventory. As noted below, the Company recently placed in service one of the deep land drilling rigs acquired in the Mergers (hereinafter defined.) The Company is currently refurbishing three of its rigs at an estimated cost of approximately $1.5 to $2.0 million. These rigs should be ready for redeployment into the Company's U.S. based rig fleet in the first quarter of 1997.

ACQUISITIONS

      Four major acquisitions have been completed since the Company's change of management. Two of the acquisitions were pursuant to separate merger agreements and effected a $25.0 million equity infusion and the acquisition of deep drilling equipment. The third acquisition was completed pursuant to an asset purchase agreement for three rigs operating in South Texas and three stacked rigs in exchange for 5,500,000 shares of Common Stock. The fourth acquisition was pursuant to an asset purchase agreement to acquire all of the South Texas operational assets of Diamond M Onshore, Inc., a wholly- owned subsidiary of Diamond Offshore Drilling, Inc. ("Diamond M"). These assets consist of ten land drilling rigs, all of which are currently operating, 19 rig hauling trucks, a yard facility in Alice, Texas and various other equipment and drill pipe. The Diamond M assets were acquired for approximately $26.0 million in cash and were funded with the new credit facility described below.

      The two mergers (collectively, the "Mergers") were closed on August 29, 1996. Under the first agreement, the capital stock of R. T. Oliver, Inc., an Oklahoma corporation ("RTO"), and Land Rig Acquisition Corp., a Delaware corporation("LRAC"), was exchanged for 39,423,978 shares of the Common Stock. In addition, RTO's and LRAC's stockholders were issued warrants to acquire up to 1,720,000 additional shares of the Common Stock ("Shadow Warrants"), the exercise of which is contingent upon the occurrence of certain events. Since the date of issuance, one million of these shadow warrants have been terminated. This

Merger resulted in the acquisition of 18 inactive, deep capacity land drilling rigs. The Company believes that these rigs can be brought up to operating condition within a reasonable time on an economic basis and that this group of rigs represents a significant concentration of the relatively small number of such deep drilling land rigs currently available in the market. The Company has placed one of these rigs in operation. Under the second agreement, the capital stock of Somerset Investment Corp., a Texas corporation ("Somerset"), was exchanged for 39,423,978 shares of the Common Stock. In addition, Somerset's shareholders were issued Shadow Warrants to acquire up to 1,720,000 shares of the Common Stock were issued, the exercise of which is contingent upon the occurrence of certain events. Since the date of issuance, one million of these Shadow Warrants have been terminated. This Merger resulted in a $25.0 million equity infusion into the Company and it is anticipated that these funds will be used for combined rig fleet refurbishment and general corporate purposes.

      The Company entered into a definitive asset purchase agreement dated as of December 31, 1996, to acquire the operating assets of Flournoy Drilling Company ("Flournoy") for approximately 12.43 million shares of Common Stock and assumption of approximately $800,000 of Flournoy's debt, which the Company will refinance at closing. The assets to be acquired include 13 land drilling rigs, 17 rig hauling trucks, a yard and office facility in Alice, Texas and various other equipment and drill pipe. The Company expects to offer employment to Flournoy's operating personnel. Mr. Lucien Flournoy, the founder of Flournoy, will join the Company's Board of Directors. The Company anticipates closing this acquisition in the first quarter of 1997, subject to review of the transaction by federal antitrust authorities, and satisfaction of other conditions contained in the definitive asset purchase agreement. With respect to one-half of the shares to be issued in the transaction, the Company agreed to issue additional shares if the shareholders of Flournoy hold value less than $2.00 per share one-year from closing.

NEW CREDIT FACILITY

      As of December 31, 1996, the Company entered into a $35.0 million reducing revolving credit facility (the "Facility") to fund the Diamond M acquisition and for other general corporation purposes. The Facility provides for an initial loan commitment of $35.0 million which reduces by $5.0 million each year until maturity on December 31, 1999. The Facility is secured by substantially all of the Company's assets and calls for quarterly interest payments on the outstanding balance at either LIBOR plus 3% or the lending institution's prime rate plus 2%. In connection with entering into the Facility, the Company utilized existing working capital to repay the $9.4 million balance outstanding under its previous term loan agreement.

                               SELLING SHAREHOLDERS

      The following table sets forth certain information, as of the date hereof, with respect to the number of Shares beneficially owned and being offered hereby by the Selling Shareholders.

                                                                            Shares                                     Shares
                                                                         Beneficially                               Beneficially
Name of Beneficial Owner                                               Owned and to be        Shares Offered         Owned after
                                                                           Owned(1)             Hereby(1)           the Offering
                                                                       ----------------         ----------            -------
Somerset Capital Partners ("SCP") (2), (3) .......................        35,423,978(4)         35,423,978               --
Somerset Drilling Associates, L.L.C. ("SDA") (2), (3) ............        29,962,223            29,962,223               --
John Winfield (3) ................................................           500,000               500,000               --
Intergroup Corporation (3) .......................................           500,000               500,000               --
PMG Investment Club(3) ...........................................           105,000               105,000               --
Winston Partners, L.P.(3) ........................................         2,000,000             2,000,000               --
Roy T. Oliver, Jr.(2), (3) .......................................        15,703,306(5)         15,279,827            423,479*
U.S. Rig & Equipment, Inc.(2), (3) ...............................         2,701,051             2,701,051               --
Don Bodard 1995 Revocable Trust (3) ..............................         2,524,102             2,524,102               --
Roberds Johnson Industries, Inc.(3) ..............................           399,282               399,282               --
Craig Cannon (3) .................................................         1,070,703               277,053            793,650*
Mike Mullen Energy Equipment
    Resource, Inc.(2), (3) .......................................         7,373,620             7,373,620               --
GCT Investments, Inc., (2), (3) ..................................         3,219,191             3,219,191               --
Empire Holdings, Ltd., (3) .......................................           215,657               215,657               --

                                                                            Shares                                     Shares
                                                                         Beneficially                               Beneficially
Name of Beneficial Owner                                               Owned and to be        Shares Offered         Owned after
                                                                           Owned(1)             Hereby(1)           the Offering
                                                                       ----------------         ----------            -------
Somerset Capital Partners ("SCP") (2), (3) .......................        35,423,978(4)         35,423,978(4)            --
Somerset Drilling Associates, L.L.C. ("SDA") (2), (3) ............        29,962,223            29,962,223               --
John Winfield (3) ................................................           500,000               500,000               --
Intergroup Corporation (3) .......................................           500,000               500,000               --
PMG Investment Club(3) ...........................................           105,000               105,000               --
Winston Partners, L.P.(3) ........................................         2,000,000             2,000,000               --
Roy T. Oliver, Jr.(2), (3) .......................................        15,703,306(5)         15,279,827            423,479*
U.S. Rig & Equipment, Inc.(2), (3) ...............................         2,701,051             2,701,051               --
Layton Humphrey, (3) .............................................           755,222               705,222             50,000*
John Mullen, III (3) .............................................           508,605               508,605               --
NRY #1 Family Ltd. Partnership (3) ...............................            73,323                73,323               --
PAN #1 Family Ltd. Partnership (3) ...............................            73,323                73,323               --
La Patagonia Offshore, Inc. (3) ..................................           887,692               887,692               --
R.E. Ferrell (3) .................................................            83,039                83,039               --
Lloyd Haggard (3) ................................................            41,520                41,520               --
Jack Witkin Family LLC (3) .......................................            41,520                41,520               --
Lee Irrevocable Trust #1 (3) .....................................            41,520                41,520               --
Alan Munoz (3) ...................................................            41,520                41,520               --
James L. Northrup (3) ............................................           166,079               166,079               --
Lee Financial Corporation (3) ....................................             7,607                 2,158              5,449*
Dr. Brady Allen (3) ..............................................            31,256                 8,862             22,394*
Dr. F. Allen Barber (3) ..........................................            60,501                17,154             43,347*
BMRN Family Partners, Ltd. (3) ...................................            12,100                 3,431              8,669*
Dr. Francisco Cardenas (3) .......................................            30,251                 8,577             21,674*
Mrs. Bobbie A. Chrest (3) ........................................            31,256                 8,862             22,394*
David Franklin (3) ...............................................            52,201                14,801             37,400*
Gonzalez Partners L.P. (3) .......................................            31,256                 8,862             22,394*
Dr. Robert W. Hahn (3) ...........................................            31,256                 8,862             22,394*
Marilyn L. Hanna Trust (3) .......................................            30,251                 8,577             21,674*
Polly Pierson Living Trust (3) ...................................            30,251                 8,577             21,674*
RRG #1 Family Limited Partnership (3) ............................            15,126                 4,289             10,837*
Ronald L. Skaggs (3) .............................................            62,514                17,725             44,789*
David C. Vaughn (3) ..............................................            62,514                17,725             44,789*
Ronald D. Watson (3) .............................................            30,251                 8,577             21,674*
Jack A. Witkin ...................................................           242,008                68,618            173,390*
Scott O'Keefe ....................................................            50,000(6)             50,000               --
Spencer Finance Corp. (7) ........................................         3,297,436             3,297,436               --
Scan Atlantic, Inc.  (7) .........................................           618,540               618,540               --
B.F. Interests, Inc. (7) .........................................           618,540               618,540               --
Gilbo Invest A/S (7) .............................................           422,581               422,581               --
Vantage Industry Partners, Inc. (7) ..............................           542,903               542,903               --
Thomas P. Richards ...............................................         2,000,000(8)          2,000,000               --

_______________
*           Less than one percent.


(1) Unless otherwise noted, all Shares reflected are beneficially owned and of record. These amounts do not reflect 1,440,000 shares which may be issued, subject to certain contingencies, under the Shadow Warrants.

(2) Party to the Shareholders' Agreement or, in the case of SCP, a person that controls a party to the Shareholders' Agreement. See "Risk Factors-- Control Considerations."

(3) The Company issued 78,847,956 shares of Common Stock directly to these Selling Shareholders, other Shareholders who have since sold such shares or partnerships in which certain of these Selling Shareholders were partners, in a private placement in connection with the consummation of the Mergers. As of the date of this Prospectus, 8,998,918 of such shares of Common Stock have been resold. See "Recent Developments."

(4) Includes 5,461,755 shares owned beneficially through SDA of which SCP is the managing member.

(5) Includes 12,114,563 shares owned beneficially and of record by Mr. Oliver, 2,701,051 shares beneficially owned through U.S. Rig & Equipment, Inc., a corporation wholly-owned and controlled by him, and 887,692 shares beneficially owned through La Patagonia Offshore, Inc., a corporation jointly-owned and controlled by Mr. Oliver.

(6) Represents shares issuable to Mr. O'Keefe upon the exercise of options granted pursuant to a letter agreement dated April 2, 1996. The options were granted to Mr. O'Keefe as partial compensation for consulting services provided by him to the Company. The options may be exercised at any time and expire on April 1, 1997.

(7) The Company issued 5,500,000 shares of Common Stock directly to Meritus, Inc., a Texas corporation, Mesa Rig 4 L.L.C., a Texas Limited Liability company, Mesa Venture, a Texas general partnership and Mesa Drilling, Inc., a Texas corporation (collectively, "Mesa"), which these Selling Shareholders were shareholders, members or partners, in a private placement in connection with the consummation of an asset purchase from Mesa and the other transactions contemplated thereby. See "Recent Developments."

(8) Represents shares issuable to Mr. Richards upon the exercise of options granted pursuant to a Non-Qualified Stock Option Agreement dated September 3, 1996 (the "Option Agreement"). The options were granted to Mr. Richards as partial consideration for his employment as the President and Chief Executive Officer of the Company. The options may be exercised as to 20% of the total option shares beginning on December 31, 1996, and as to 20% of the total option shares beginning on the next four annual anniversaries of the date of the Option Agreement.


      Roy T. Oliver, Jr. is a director of the Company. Thomas P. Richards is the President and Chief Executive Officer of the Company. Scott O'Keefe provided consulting services to the Company from April, 1996, until September, 1996, when he was appointed Senior Vice President and Chief Financial Officer. William R. Ziegler and Steven A. Webster, both general partners of SCP, are also directors. The Company has entered into an investment monitoring agreement providing for a one-time $75,000 payment by the Company to SCP to monitor SDA's investment in the Company.

        In connection with the Mergers, 3,440,000 shares of Common Stock were issuable upon the occurrence of certain events, to the shareholders of LRAC, RTO and Somerset upon the exercise of the Shadow Warrants. As of the date of this Prospectus, 2,000,000 of the Shadow Warrants have been terminated.

      Except as otherwise noted, none of the other Selling Shareholders have held any position or office or had any other material relationship with the Company.

                              PLAN OF DISTRIBUTION

      Sales of the Shares by the Selling Shareholders may be made from time to time in one or more transactions, including block transactions, on the AMEX or any other exchange or quotation system on which the Common Stock may be listed or quoted pursuant to and in accordance with the applicable rules of the Exchanges, in negotiated transactions or in a combination of any such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Shares may be offered directly, to or through agents designated from time to time, or to or through brokers or dealers, or through any combination of these methods of sale. Such agents, brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). A member firm of an Exchange may be engaged to act as an agent in the sale of Shares by the Selling Shareholders.

      The Selling Shareholders and any brokers, dealers, agents or others that participate with the Selling Shareholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions or fees received by such persons and any profit on the resale of the Shares purchased by such persons may be deemed to be underwriting commissions or discounts under the Securities Act.

      Agents, brokers and dealers may be entitled under agreements entered into by the Selling Shareholders and/or the Company to indemnification against certain civil liabilities, including liabilities under the Securities Act.

      There is no assurance that the Selling Shareholders will sell any or all of the Shares offered hereby.

                                     EXPERTS

      The financial statements and the related financial statement schedules incorporated in this Prospectus by reference from the Company's Definitive Proxy Statement for the 1996 Annual Meeting of Shareholders for the year ended December 31, 1995 and Form 8-K dated December 30, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.


                                  LEGAL MATTERS

      Certain legal matters in connection with the Shares have been passed upon for the Company by Cokinos, Bosien & Young, Houston, Texas.

------------------------------------------------------------------------------
      NO PERSONS HAVE BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, NOR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES IN ANY JURISDICTION TO OR FROM ANY PERSON TO OR FROM WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                                 TABLE OF CONTENTS

Available Information .....................................................    2
Incorporation of Certain Documents by Reference ...........................    2
The Company ...............................................................    3
Risk Factors ..............................................................    3
Recent Developments .......................................................    5
Selling Shareholders ......................................................    7
Plan of Distribution ......................................................    9
Experts ...................................................................   10
Legal Matters .............................................................   10

------------------------------------------------------------------------------

                                      PART II
                      INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

               SEC registration fee......................    $  4,120
               Blue Sky fees and expenses................       1,000
               Legal fees and expenses...................      19,000
               Printing expenses.........................       7,000
               Accounting fees and expenses..............       2,000
               Miscellaneous.............................       5,000
                                                                -----

                           Total Expenses................    $ 38,120
                                                              -------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Under Article 1302-7.06 of the Texas Miscellaneous Corporation Laws Act, the articles of incorporation of a Texas corporation may provide that a director of that corporation shall not be liable, or shall be liable only to the extent provided in the articles of incorporation, to the corporation or its shareholders for monetary damages for acts or omissions in the director's capacity as a director, except that the articles of incorporation cannot provide for the elimination or limitation of liability of a director to the extent that the director is found liable for (i) a breach of the director's duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith that constitutes a breach of duty of the director to the corporation or an act or omission that involves intentional misconduct or a knowing violation of the law, (iii) any transaction from which the director received an improper personal benefit, or (iv) an act or omission for which the liability of a director is expressly provided by an applicable statute. Article XII of the Company's Articles of Incorporation, as amended, states that a director of the Company shall not be liable to the Company or its shareholders for monetary damages except to the extent otherwise expressly provided by the statutes of the State of Texas.

      In addition, Article 2.02-1 of the Texas Business Corporations Act (the "TBCA") authorizes a Texas corporation to indemnify a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding, including any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative, or investigative because the person is or was a director. The TBCA provides that unless a court of competent jurisdiction determines otherwise, the indemnification is permitted only if it is determined that the person (1) conducted himself in good faith; (2) reasonably believed (a) in the case of conduct in his official capacity as a director of the corporation, that his conduct was in the corporation's best interests; and (b) in all other cases, that his conduct was at least not opposed to the corporation's best interests; and (3) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. A person may be indemnified under Article 2.02-1 against judgments, penalties (including excise and similar taxes), fines, settlements, and reasonable expenses actually incurred by the person (including court costs and attorneys' fees), but if the person is found liable to the corporation or is found liable on the basis that personal benefit was improperly received by him, the indemnification is limited to reasonable expenses actually incurred and shall not be made in respect of any proceeding in which the person has been found liable for willful or intentional misconduct in the performance of his duty to the corporation. A corporation is obligated under Article 2.02-1 to indemnify a director or officer against reasonable expenses incurred by him in connection with a proceeding in which he is named defendant or respondent because he is or was a director or officer if he has been wholly successful, on the merits or otherwise, in the defense of the proceeding. Under Article 2.02-1 a corporation may (i) indemnify and advance expenses to an officer, employee, agent or other persons who are or were serving at the request of the corporation as a director, officer, partner venturer, proprietor, trustee, employee, agent or similar functionary of another entity to the same extent that it may indemnify and advance expenses to its directors,
(ii) indemnify and advance expenses to directors and such other persons identified in (i) to such further extent, consistent with law, as may be provided in the corporation's articles of incorporation, bylaws, action of its board of directors, or contract or as permitted by common law and (iii) purchase and maintain insurance or another arrangement on behalf of directors and such other persons identified in (i) against any liability asserted against him and incurred by him in such a capacity or arising out of his status as such a person. The Bylaws of the Company set forth specific provisions for indemnification of directors, officers, agents and other persons which are substantially identical to the provisions of Article 2.02-1 described above. The Company maintains directors and officers insurance.

ITEM 16.  EXHIBITS

      (A)   EXHIBITS

      The exhibits listed in the Exhibit Index below are filed as part of the Registration Statement:

   Exhibit
   NUMBER      DESCRIPTION

     2.1    --    Agreement and Plan of Merger dated May 7, 1996, among DI
                  Industries, Inc., DI Merger Sub, Inc., Roy T. Oliver, Jr.,
                  Mike L. Mullen, R.T. Oliver, Inc. and Land Rig Acquisition
                  Corp. (Incorporated herein by reference to Exhibit 2.1 to Registration Statement No. 333-6077).

    2.1.1   --    Amendment to Agreement and Plan of Merger dated May 7, 1996, among DI Industries, Inc., DI Merger Sub, Inc., Roy T. Oliver,
                  Jr., Mike L. Mullen, R.T. Oliver, Inc. and Land Rig
                  Acquisition Corp. (Incorporated herein by reference to Exhibit
                  2.1.1 to Registration Statement No. 333-6077).

    2.1.2   --    Second Amendment to Agreement and Plan of Merger dated July
                  26, 1996, among DI Industries, Inc., DI Merger Sub, Inc., Roy
                  T. Oliver, Jr., Mike L. Mullen, R.T. Oliver, Inc. and Land Rig
                  Acquisition Corp. (Incorporated herein by reference to Exhibit
                  2.1.2 to Amendment No. 1 to Registration Statement No. 333-
                  6077).

     2.2    --    Agreement and Plan of Merger dated May 7, 1996, among DI
                  Industries, Inc. and Somerset Investment Corp. (Incorporated herein by reference to Exhibit 2.2 to Registration Statement
                  No. 333-6077).

    2.2.1   --    Amendment to Agreement and Plan of Merger dated May 7, 1996, among DI Industries, Inc. and Somerset Investment Corp.
                  (Incorporated herein by reference to Exhibit 2.2.1 to Registration Statement No. 333- 6077).

    2.2.2   --    Second Amendment to Agreement and Plan of Merger dated July
                  26, 1996, among DI Industries, Inc. and Somerset Investment
                  Corp. (Incorporated herein by reference to Exhibit 2.2.2 to Amendment No. 1 to Registration Statement No. 333-6077).

    2.3*    --    Asset Purchase Agreement dated October 3, 1996, by and between the Company and Meritus, Inc., a Texas corporation, Mesa Rig 4
                  L.L.C., a Texas limited liability company, Mesa Venture, a Texas general partnership and Mesa Drilling, Inc., a Texas corporation.

    2.4.1   --    Asset Purchase Agreement dated November 12, 1996, between
                  Diamond M Onshore, Inc. and Drillers, Inc. (the "Asset
                  Purchase Agreement") (Incorporated herein by reference to
                  Exhibit 2.1 to Form 8-K dated December 30, 1996).

    2.4.2   --    Letter Agreement dated December 31, 1996, between Diamond M
                  Onshore and Drillers, Inc. amending the Asset Purchase
                  Agreement (Incorporated herein by reference to Exhibit 2.2 to Form 8-K dated December 30, 1996).

     5*     --    Opinion of Cokinos, Bosien & Young .

    10.1    --    Shareholders' Agreement dated May 7, 1996, among Somerset
                  Drilling Associates, L.L.C., Roy T. Oliver, Jr., U.S. Rig and
                  Equipment, Inc., Mike Mullen Energy Equipment Resource, Inc.,
                  GCT Investments, Inc., Mike L. Mullen, Norex Drilling Ltd., and Pronor Holdings, Ltd. (Incorporated herein by reference to Exhibit 10.9 to Registration Statement No. 333-6077).

   10.1.1   --    Amendment to Shareholders' Agreement dated May 7, 1996, among
                  Somerset Drilling Associates, L.L.C., Somerset Capital
                  Partners, Roy T. Oliver, Jr., U.S. Rig and Equipment, Inc.,
                  Mike Mullen Energy Equipment Resource, Inc., GCT Investments,
                  Inc., Mike L. Mullen, Norex Drilling Ltd., and Pronor
                  Holdings, Ltd. (Incorporated herein by reference to Exhibit
                  10.9.1 to Registration Statement No. 333-6077).

    10.2    --    Form of Shadow Warrant to be issued to the shareholders of
                  Somerset Investment Corporation (Incorporated herein by reference to Exhibit 10.10 to Registration Statement No.
                  333-6077).

    10.3    --    Form of Shadow Warrant to be issued to the shareholders of
                  R.T. Oliver, Inc. and Land Rig Acquisition Corporation
                  (Incorporated herein by reference to Exhibit 10.11 to Registration Statement No. 333-6077).

    10.4    --    Registration Rights Agreement dated May 7, 1996, among
                  Somerset Drilling Associates, L.L.C., Roy T. Oliver, Jr., U.S.
                  Rig and Equipment, Inc., Mike Mullen Energy Equipment
                  Resource, Inc., GCT Investments, Inc., Norex Drilling Ltd., and Pronor Holdings, Ltd. (Incorporated herein by reference to Exhibit 10.12 to Registration Statement No. 333-6077).

   10.4.1   --    Amendment to Registration Rights Agreement dated May 7, 1996, among Somerset Drilling Associates, L.L.C., Somerset Capital
                  Partners, Roy T. Oliver, Jr., U.S. Rig and Equipment, Inc.,
                  Mike Mullen Energy Equipment Resource, Inc., GCT Investments,
                  Inc., Norex Drilling Ltd., and Pronor Holdings, Ltd.
                  (Incorporated herein by reference to Exhibit 10.12.1 to Registration Statement No. 333-6077).

   10.4.2   --    Second Amendment to Registration Rights Agreement dated July
                  26, 1996, among Somerset Drilling Associates, L.L.C., Somerset
                  Capital Partners, Roy T. Oliver, Jr., U.S. Rig and Equipment,
                  Inc., Mike Mullen Energy Equipment Resource, Inc., GCT
                  Investments, Inc., Norex Drilling Ltd., and Pronor Holdings,
                  Ltd. (Incorporated herein by reference to Exhibit 10.4.2 to Amendment No. 1 to Registration Statement No. 333-6077).

    10.5    --    Investment Monitoring Agreement dated May 7, 1996, among DI
                  Industries, Inc., Somerset Capital Partners and Somerset
                  Drilling Associates, L.L.C. (Incorporated herein by reference to Exhibit 10.13 to Registration Statement No. 333-6077).

    10.6    --    Form of Non-Competition Agreement to be executed among DI
                  Industries, Inc., Roy T. Oliver, Jr., U.S. Rig and Equipment,
                  Inc., Mike L. Mullen and Mike Mullen Energy Equipment
                  Resource, Inc. (Incorporated herein by reference to Exhibit
                  10.14 to Registration Statement No. 333-6077).

    10.7*   --    Employment Agreement dated September 3, 1996, by and between the Company and Thomas P. Richards.

    10.8*   --    Non-Qualified Stock Option Agreement dated September 3, 1996, by and between the Company and Thomas P. Richards.

    10.9*   --    Letter Agreement dated April 2, 1996, by and between the
                  Company and T. Scott O'Keefe, regarding consulting arrangement and stock options.

   10.10*   --    Letter Agreement dated August 31, 1996, by and between the
                  Company and T. Scott O'Keefe, regarding employment and stock options.

   10.11*   --    Employment Agreement dated September 17, 1996, by and between the Company and Forrest M. Conley, Jr.

   10.12*   --    Incentive Stock Option Agreement dated September 17, 1996, by and between the Company and Forrest M. Conley.

   10.13*   --    Employment Agreement dated September 3, 1996, by and between the Company and Ronnie E. McBride.

   10.14*   --    Incentive Stock Option Agreement dated September 3, 1996, by and between the Company and Ronnie E. McBride.

   10.15*   --    Non-Qualified Stock Option Agreement dated September 3, 1996, by and between the Company and Ronnie E. McBride.

   10.16*   --    Employment Agreement dated October 1, 1996, by and between the
                  Company and Terrell L. Sadler.

   10.17*   --    Non-Qualified Stock Option Agreement dated October 1, 1996, by and between the Company and Terrell L. Sadler.

   10.18*   --    Incentive Stock Option Agreement dated October 1, 1996, by and between the Company and Terrell L. Sadler.

    10.19   --    Stock Purchase Agreement dated as of December 28, 1996,
                  between DI Industries, Inc., and Wexford Special Situations
                  1996, L.P., Wexford-Euris Special Situations 1996, L.P.,
                  Wexford Special Situations 1996 Institutional, L.P. and
                  Wexford Special Situations 1996 Limited (Incorporated herein by reference to Exhibit 10.1 to Form 8-K dated December 30,
                  1996).

    10.20   --    Senior Secured Reducing Revolving Credit Agreement dated as of
                  December 31, 1996, among DI Industries, Inc. and Drillers,
                  Inc. (as borrowers), DI International, Inc. (as guarantor),
                  Bankers Trust Company (as agent and administrative agent), ING
                  (US) Capital Corporation (as co-agent) and Nordlandsbanken AS
                  (as lender) (Incorporated herein by reference to Exhibit 99.1 to Form 8-K dated December 30, 1996).

    23.1**  --    Consent of Deloitte & Touche LLP.

    23.2*   --    Consent of Cokinos, Bosien & Young contained in their opinion filed as Exhibit 5.

     24*    --    Powers of Attorney.

----------
*     Previously filed.
**    Filed herewith.



ITEM 17.  UNDERTAKINGS

      (a)   The undersigned registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

                  (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

                  (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

      PROVIDED, HOWEVER, that clauses (a)(1)(i) and (a)(1)(ii) of this paragraph do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

            (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

      (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT TO THE REGISTRATION STATEMENT ON FORM S-3 NO. 333-14783 TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF HOUSTON, STATE OF TEXAS, ON JANUARY 15, 1997.

                                    DI INDUSTRIES, INC.


                                    By:   /S/ THOMAS P. RICHARDS
                                         Thomas P. Richards, President and Chief
                                         Executive Officer


      PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO THE REGISTRATION STATEMENT FORM S-3 333-14783 HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

SIGNATURES                              TITLE                   DATE

                                 President and Chief
/S/ THOMAS P. RICHARDS              Executive Officer     January 15, 1997
    Thomas P. Richards

                                Senior Vice President
/S/ T. SCOTT O'KEEFE            and Chief Financial       January 15, 1997
    T. Scott O'Keefe                  Officer


                                   Vice President
/S/ DAVID W. WEHLMANN              and Controller         January 15, 1997
    David W. Wehlmann

/S/ PETER M. HOLT*                    Director            January 15, 1997
    Peter M. Holt

/S/ ROY T. OLIVER, JR.*               Director            January 15, 1997
    Roy T. Oliver, Jr.

/S/ IVAR SIEM*                        Director            January 15, 1997
    Ivar Siem

/S/ STEVEN A. WEBSTER*                Director            January 15, 1997
    Steven A. Webster

/S/ WILLIAM R. ZIEGLER*               Director            January 15, 1997
    William R. Ziegler


*By: /S/ THOMAS P. RICHARDS
         Thomas P. Richards
         (as Attorney-in-Fact)